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                                                                CONFIDENTIAL
                                                                ------------



                                 July 27, 2005



VIA ELECTRONIC FILING

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Corporation Finance


                  Re:      MCI, Inc.
                           Revised preliminary proxy statement filed on
                           Schedule 14A Filed on July 15, 2005 by Deephaven Capital Management LLC
                           File No. 1-10415


Ladies and Gentlemen:

          On behalf of our client Deephaven Capital Management LLC ("Deephaven"), transmitted on July 26, 2005 for filing with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a second amendment (the "Proposed Amendment No. 2") to Deephaven's preliminary proxy statement on Schedule 14A as amended on July 15, 2005 (the "Preliminary Proxy Statement"), including the annexes thereto. The Proposed Amendment No. 2 is marked to indicate revisions from the Preliminary Proxy Statement as filed with the Commission on July 15, 2005.

          The comments set forth below were provided by the Commission's staff (the "Staff") to us as special counsel to Deephaven by letter dated July 22, 2005 (the "Comments"). We have provided the Staff's Comments to representatives of Deephaven and have set forth Deephaven's responses below. Unless otherwise indicated, all page references in the Comments are to the Preliminary Proxy Statement and all page references in the responses to the Comments

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 27, 2005
Page 2

are to the Proposed Amendment No. 2. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proposed Amendment No. 2.

General

Background of the Decision to Oppose the Proposed Merger, page 1
----------------------------------------------------------------

1. SEC Comment: Please revise to provide a description of the various contacts and arrangements between Deephaven and the other parties as included in your response to prior comment 2. Alternatively, advise us why you believe such information is not material to MCI stockholders, keeping in mind the requirements of Rule 14a-9(a).

               Response: In response to the Staff's comment, Deephaven has added the section titled "Background of Deephaven's Contacts and Relationships with Other Parties" on pages 1-2 of the Proposed Amendment No. 2.

2. SEC Comment: We note your response to prior comments 5 and 13, however, we believe that you should provide disclosure in the forefront of your proxy statement briefly explaining your various investments in Qwest and Verizon and disclosing that your interests may differ from holders of MCI common stock generally. The cross-reference that you currently provide in footnote 1 is insufficient in this regard.

               Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 2 of the Proposed Amendment No. 2.

          a. SEC Comment: Also disclose how you might profit from your various positions if MCI's merger with Verizon is approved and if the merger is not approved.

               Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 2 of the Proposed Amendment No. 2.

3. SEC Comment: We note your disclosure that "Deephaven believes that the last offer from Qwest provides an indication of the value for MCI
     that...could be realized...." As you disclose in the next paragraph, however, the process "resulted in lengthy negotiations and the submission of multiple and competing bids over a period of several months." Please briefly describe the basis for your belief that the last offer from Qwest provides an indication of the value that could be realized by MCI's shareholders and qualify this statement, here and on page 8, by indicating that this value might only be achieved if another offer to purchase MCI arises.


               Response: In response to the Staff's comment, Deephaven has revised the disclosure on pages 1 and 8 of the Proposed Amendment No. 2.

          a. SEC Comment: Also disclose that even if there is another offer in the event that the MCI shareholders vote against Verizon's proposed transaction, there can be

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 27, 2005
Page 3

               no assurance that the consideration would be greater than the consideration currently being offered to MCI's shareholders.

               Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 1 of the Proposed Amendment No. 2.

Reasons to Vote Against the Proposed Merger, page 1
---------------------------------------------------

4. SEC Comment: We note that your disclosure on page 7 that "[f]or a more detailed analysis of the factors MCI's board of directors considered in making its determinations...." Please delete "more detailed" since the
     "MCI's Reasons for the Merger" section includes all of the material factors that the MCI board considered in making its determination to accept the Verizon proposal.

               Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 7 of the Proposed Amendment No. 2.

5. SEC Comment: We note your response to prior comment 8; however, the disclosure you have included from the Qwest press release appears to imply that the MCI board breached its fiduciary duties in accepting the Verizon proposal. Your disclosure that "Deephaven has no knowledge of Qwest's basis for its belief" does not insulate you from the applicability of Rule 14a-9. If you believe that the process was "skewed against Qwest," please add disclosure to describe Deephaven's analysis of the process that led the MCI board to accept the Verizon proposal and why Deephaven believes the process was "skewed against Qwest."


               Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 8 of the Proposed Amendment No. 2.

Consequences of the MCI-Verizon Merger not Being Completed, page 9
------------------------------------------------------------------

6. SEC Comment: We note your revisions in response to prior comment 6, however, you should revise your materials to clearly indicate that a vote against the MCI-Verizon merger will result in MCI remaining as a stand-alone company.


               Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 10 of the Proposed Amendment No. 2.

          a. SEC Comment: We note your indications elsewhere in your proxy materials that you are conducting your solicitation because you believe a greater "indication of value" for the MCI shares could be realized, however, you do not address the fact that if your proxy solicitation is successful and the MCI-Verizon merger is not approved, in addition to the consequences you have described here, shareholders will receive no consideration for their shares and will continue to hold interests in

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 27, 2005
Page 4

               MCI as a stand-alone company. Please revise to prominently advise shareholders of this outcome.

               Response: In response to the Staff's comment, Deephaven has revised the disclosure on page 10 of the Proposed Amendment No. 2.

Annex A
-------

7. SEC Comment: We note your revisions in response to prior comment 11 that Deephaven is a wholly owned subsidiary of Knight Capital Group, Inc. In your response letter, please advise us why Knight Capital Group is not a "participant" in the solicitation within the meaning of Instruction 3 to
     Item 4 of Schedule 14A. Alternatively, revise to identify Knight Capital Group as a participant and provide all of the required information pursuant to Item 4 and 5 of Schedule 14A.

               Response: Deephaven initiated the solicitation and is soliciting proxies on its own, without any involvement by its corporate parent, Knight Capital Group, Inc. ("Knight"). In particular, Deephaven has advised of the following information in (i)-(iv) below:

               (i) Deephaven's sole shareholder, Knight, is not a member of a committee or a group with Deephaven, nor did Knight initiate the solicitation nor is it engaged in, organizing, directing or arranging for the financing of Deephaven's solicitation. While Deephaven is a wholly owned subsidiary of Knight and certain of Knight's officers participate on the Management Committee of Deephaven, Deephaven is an independent business. Furthermore, the Management Committee of Deephaven does not participate in the investment decisions of Deephaven nor does it participate in decisions relating to Deephaven's solicitation process; these decisions are made solely by Deephaven's portfolio manager.

               (ii) Knight has not financed or joined with anyone to finance such solicitation of proxies. The financing of Deephaven's solicitation expenses are allocated among certain funds that Deephaven manages (the "Deephaven Funds") based on ownership of the shares of MCI common stock beneficially owned by Deephaven. None of the Deephaven Funds participate in decisions relating to Deephaven's solicitation.

               (iii) Knight has not lent money, furnished credit or entered into any other arrangement pursuant to any contract or understanding with Deephaven for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of MCI by Deephaven or other persons, in support of or in opposition to Deephaven.

               (iv) Knight has not solicited and does not intend to solicit proxies. See response (i) to Comment 7 above.

               Therefore, Knight is not a "participant" in the solicitation by Deephaven within the meaning of Instruction 3 to Item 4 of
               Schedule 14A.

                                   *  *  *

Securities and Exchange Commission
Attention:  Division of Corporation Finance
July 27, 2005
Page 5


          Please direct any questions or further communications relating to these filings to the undersigned at (212) 839-5838 or, alternatively, Lori Anne Czepiel at (212) 839-8768 or Scott Freeman at (212) 839-7358. Thank you for your consideration of this filing.

                                                Very truly yours,

                                                /s/ Janet E. Miller

                                                Janet E. Miller


cc:      Michele Anderson
         Legal Branch Chief
         Division of Corporation Finance
         Securities and Exchange Commission

         Albert Pappas
         Division of Corporation Finance
         Securities and Exchange Commission

         Mara Ransom
         Special Counsel, Office of Mergers and Acquisitions
         Division of Corporation Finance
         Securities and Exchange Commission

         Lori Anne Czepiel
         Sidley Austin Brown & Wood LLP

         Scott Freeman
         Sidley Austin Brown & Wood LLP